May 29, 2026

Steven Ledger
Chief Executive Officer
Serina Therapeutics, Inc.
601 Genome Way, Suite 2001
Huntsville, AL 35806

        Re: Serina Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 22, 2026
            File No. 333-296166
Dear Steven Ledger:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Stephen Hinton, Esq.